[Reference Translation]

May 12, 2021

To Whom It May Concern

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203 First Section of Tokyo Stock
Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice concerning Common Stock Split

and Partial Amendment to the Articles of Incorporation due to the Stock Split

Toyota Motor Corporation (“TMC”) hereby announces that, at a meeting of its board of directors held today, TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split.

1. Purpose of the Stock Split

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

2. Outline of the Stock Split

(1) Stock Split Method

The record date for the stock split will be Thursday, September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date will be split into five shares.

(2) Increase in Number of Shares as a Result of the Stock Split

①	Number of shares outstanding prior to the stock split	3,262,997,492 shares
②	Increase in total number of issued shares as a result of this stock split	13,051,989,968 shares
③	Number of issued shares after the stock split	16,314,987,460 shares
④	Total number of authorized shares after the stock split	50,000,000,000 shares

3. Stock Split Schedule
(1)	Date of public notice of the record date	September 14, 2021(Scheduled)
(2)	Record date	September 30, 2021(Scheduled)
(3)	Effective date	October 1, 2021(Scheduled)

4. Partial Amendment to Articles of Incorporation

(1) Reason for Amendment

Due to the stock split described above, TMC will partially amend its Articles of Incorporation, effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

(2) Details of Amendment to Articles of Incorporation

The details of the amendment are as follows:

(Underlined part indicates amendment)

Articles of Incorporation before Stock Split	Proposed Amendment

Article 5. (Total Number of Authorized Shares)	Article 5. (Total Number of Authorized Shares)
The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000).	The total number of shares which the Corporation is authorized to issue shall be fifty billion (50,000,000,000).

(Note)

The matters described above is subject to the approval of the “Matter of Partial Amendments to Articles of Incorporation” at our 117th Ordinary General Meeting of Shareholders scheduled to be held on June 16, 2021, as described in “Partial Amendments to the Articles of Incorporation” separately announced today.

End